                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                         TRIANGLE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89589H104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 24, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 89589H104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
            (See Instructions)                                           (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   9,628,002
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,628,002
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,628,002
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 89589H104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
            (See Instructions)                                           (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   9,628,002
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,628,002
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,628,002
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 89589H104
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
            (See Instructions)                                           (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   9,628,002
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,628,002
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,628,002
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Triangle Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to shares of Common Stock of the Company, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 4 University Place, 4611 University Drive, Durham, North Carolina 27707.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons. The Reporting Persons are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of WP VIII is WP. WP LLC manages WP VIII. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and

WP LLC. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on
Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP VIII is that of making venture capital and related investments. The principal business of WP is acting as general partner of WP VIII, Warburg Pincus International Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Investors, L.P. and certain related funds. The principal business of WP LLC is acting as manager of WP VIII, Warburg Pincus International Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and certain related funds.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated as of August 24, 2001, by and between WP VIII and the Company, WP VIII purchased 9,628,002 shares of the Company's Common Stock at a price of $2.65 per share (the "Initial Closing Shares"), with the purchase price paid in cash on August 24, 2001 (the "Initial Closing").

     The total amount of funds required to purchase the Initial Closing Shares on the Initial Closing pursuant to the Purchase Agreement was $25,514,205.30 and was furnished from the working capital of WP VIII. No additional funds were required to acquire beneficial ownership of the Common Stock reported on this
Schedule 13D.

     Pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including approval of the Company's stockholders, WP VIII has agreed to acquire, in a subsequent closing (the "Second Closing"), 13,756,885 shares of the Company's Common Stock at a price of $2.65 per share (the "Second Closing Shares" and, together with the Initial Closing Shares, the "Shares").

     The total amount of funds required to purchase the Second Closing Shares on the Second Closing pursuant to the Purchase Agreement will be $36,455,745.25, for an aggregate of $61,969,950.55 for the purchase of the Shares. The funds for the purchase of the Second Closing Shares will be furnished from the working capital of WP VIII.

     The Purchase Agreement made provisions for the Company to sell up to an additional 5,660,377 shares of Common Stock to other investors prior to August 31, 2001. If such Additional Shares were not contracted to be sold by the Company to a third party within the time specified, WP VIII was obligated to purchase these Additional Shares at the Second Closing. Subsequent to August 24, 2001, the Company entered into contractual arrangements to sell to third parties 4,917,000 of such shares. Accordingly, WP VIII became obligated to purchase an additional 743,377 shares of Common Stock; such additional shares of Common Stock are included in this filing as part of the Second Closing Shares described in the foregoing paragraphs.

Item 4. Purpose of Transaction.

     The purchases by WP VIII of the Shares as described herein were effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Subject to the limitations imposed by the Company's Rights Agreement, dated as of February 1, 1999 (as amended in connection with the transactions contemplated by the Purchase Agreement, the "Rights Agreement"), and depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, and subject to the Rights Agreement, may decide at any time to increase or to decrease the size of their investment in the Company.

                               PURCHASE AGREEMENT
                               ------------------

     WP VIII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase the number of Shares as described in Item 3 above.

     The sales contemplated at the Second Closing will require the approval by the stockholders of the Company of the sales to WP VIII at the Second Closing under NASDAQ National Market rules, as well as the approval of stockholders of the Company of an amendment of the certificate of incorporation of the Company to increase the authorized number of shares of Common Stock to a number at least sufficient to permit such sales.

     Subscription Right. The Purchase Agreement contains a subscription right which provides that until the earlier of (a) the date on which there no longer remains outstanding at least 25% of the Shares purchased by WP VIII under the Purchase Agreement, whether or not the Second Closing occurs or (b) the date on which the Shares held by WP VIII represent less than 10% of the Company's outstanding Common Stock, WP VIII will have the right, in connection with issuances of equity securities by the Company to raise equity capital, to purchase a portion of the equity securities proposed to be sold, based on the number of shares of Common Stock held by WP VIII relative to the total number of shares of Common Stock then outstanding, including any shares issuable upon the conversion or exercise of any outstanding convertible or exercisable securities other than employee options. However, WP VIII will not be entitled to exercise this subscription right if the Company makes any of the following types of issuances of securities: (i) issuances to the public in a firm commitment underwriting pursuant to a registration statement filed under the Securities Act of 1933 with anticipated gross proceeds to the Company of at least $40 million; (ii) issuances made in connection with bona fide acquisitions, mergers, joint ventures or similar transactions approved by the Company's Board of Directors; or (iii) issuances made pursuant to any stock purchase or similar plan or arrangement for the benefit of employees adopted by the Company's Board of Directors.

     Board Representation. Pursuant to the terms of the Purchase Agreement, the Company has agreed, that from and after the Initial Closing, and for so long as WP VIII owns the greater of (a) at least 75% of the Common Stock issued to WP VIII pursuant to the Purchase Agreement or (b) 10% of the then outstanding Common Stock of the Company, it will use its best efforts to cause the Board of Directors to nominate and recommend the election by the Company's stockholders of two individuals designated by WP VIII, and that it will similarly use its best efforts to cause the Board to nominate and recommend the election of one director for so long as WP VIII owns less than the amount described in (a) above but more than 5% of the then outstanding Common Stock of the Company. The initial designees of WP VIII, Jonathan Leff and Stewart Hen, were appointed to the Board effective as of the Initial Closing. Mr. Leff is a member of WP LLC and a partner of WP; Mr. Hen is a vice president of WP LLC.

     Registration of Shares of Common Stock for Resale. Pursuant to the terms of the Purchase Agreement, the Company has agreed to prepare and file, 10 days after the Second Closing, or if the Second Closing does not occur, 10 days after the meeting at which the Company's stockholders did not approve the sale of the Shares to be issued at the Second Closing, or if no such meeting is held prior to December 31, 2001, within 10 days after such date, a registration statement on Form S-3 under the Securities Act of 1933 to enable the resale of the Shares by WP VIII, its Affiliates and any subsequent transferee. The Company is obligated to maintain the effectiveness of such registration statement for a period of two years.

     The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is set forth as
Exhibit 2 and is incorporated herein by reference.

                              ANCILLARY AGREEMENTS
                              --------------------

     Standstill Agreement. Concurrently with the execution of the Purchase Agreement, WP VIII and the Company entered into a Standstill Agreement (the "Standstill Agreement") under which WP VIII agreed that for so long as it beneficially owns at least 5% of the Common Stock, it will not, without prior written consent of the Company, acquire or agree to acquire, publicly offer, or make any public proposal with respect to the possible acquisition of any of the Company's voting securities, any securities convertible into or exchangeable for the Company's voting securities, or any other right to acquire the Company's voting securities, if after giving effect to the acquisition, WP VIII would beneficially own greater than the percentage WP VIII is permitted to beneficially own under the Amendment to the Company's Rights Agreement described below.

     In addition, the Standstill Agreement prohibits WP VIII from taking other actions with respect to the securities of the Company that it holds, including
(i) making, or in any way participating in any solicitation of proxies to vote or seeking to influence any person with respect to the voting of any shares of the Company's capital stock, (ii) initiating, proposing or otherwise soliciting stockholders of the Company for the approval of one or more stockholder proposals or inducing or attempting to induce any other individual or entity to initiate any stockholder proposal, (iii) participating in activities which would constitute a violation of the terms of the Standstill Agreement and (iv) making any public announcement with respect to, or submitting a proposal for, or offer of any business combination, merger, acquisition, restructuring, recapitalization, tender or exchange offer or other similar transaction involving the Company, or its securities or a material portion of its assets.

     Rights Agreement Amendment. Coincident with the execution of the Purchase Agreement, the Company amended its Rights Agreement in such a manner as to permit WP VIII to make the purchases of Common Stock contemplated by the Purchase Agreement without triggering the separation from the Common Stock of the rights under the Rights Agreement, and to permit WP VIII to purchase up to an additional five percent (5%) of the Company's Common Stock. This Amendment also provides that if WP VIII disposes of more than 25% of the Shares, the percentage of the Common Stock which WP VIII may own without triggering the rights under the Rights Agreement will be reset to a lower threshold.

     The foregoing summaries of the Standstill Agreement and Rights Agreement Amendment are qualified in their entirety by reference to the Standstill Agreement and Rights Agreement Amendment, a copy of which is set forth, respectively, as Exhibit 3 and 4 and are incorporated herein by reference.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of August 24, 2001, the Reporting Persons beneficially own 9,628,002 shares of Common Stock. WP VIII may be deemed to beneficially own 9,628,002 shares of Common Stock, representing approximately 16.6% of the outstanding Common Stock, based on the 48,381,918 shares of Common Stock outstanding as of August 21, 2001 (which number was represented by the Company in the Purchase Agreement to be outstanding on that date). By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 9,628,002 shares of Common Stock, representing approximately 16.6% of the outstanding Common Stock.

     As described in Item 3, pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including the affirmative vote of the stockholders of the Company approving the transaction, WP VIII will be obligated to purchase 13,756,885 shares of Common Stock. Assuming the consummation of the transactions contemplated for the Second Closing, including between the Company and the third parties which have agreed to purchase shares of Common Stock at the Second Closing, and assuming that no other shares of Common Stock were sold by the Company in the interim, upon the Second Closing, each of the Reporting Persons would be deemed to own beneficially 30.5% of the Company's then outstanding Common Stock.

     (b) WP VIII shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,628,002 shares of Common Stock it may be deemed to beneficially own. Each of the Reporting Persons shares with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,628,002 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the acquisition of the Initial Closing Shares, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement was entered into as of August 24, 2001 and is described in Item 3, Item 4 and Item 5 above. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2 hereto.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement

     2. Purchase Agreement, dated as of August 24, 2001, by and between WP VIII and the Company.

     3. Standstill Agreement, dated August 24, 2001 between WP VIII and the Company.

     4. Amendment to Rights Agreement dated August 24, 2001 between the Company and American Stock Transfer & Trust Company, as Rights Agent.

     5.   Power of Attorney.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 2001               WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott Arenare
                                                ------------------------------
                                            Name:  Scott Arenare
                                            Title: Attorney in Fact


Dated:  September 4, 2001               WARBURG, PINCUS & CO.

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                        Name:  Scott Arenare
                                        Title: Attorney in Fact


Dated:  September 4, 2001               WARBURG PINCUS LLC

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                        Name:  Scott Arenare
                                        Title: Vice President

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman of
                           the Board and Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member, and President of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and WP LLC ** New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
          NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman of the Board and Chief
                           Executive Officer of WP LLC; Managing Partner of WP
-------------------------- -----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

                          -----------------------------

-------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
          NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member and President of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------

(1) Citizen of France
(2) Citizen of Japan
(3) Citizen of Germany
(4) Citizen of Korea
(5) Citizen of Italy
(6) Citizen of India
(7) Citizen of United Kingdom
(8) Citizen of Canada
(9) Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

                                  Exhibit Index

Exhibit 1   Joint Filing Agreement

Exhibit 2 Purchase Agreement, dated as of August 24, 2001, by and between WP VIII and the Company.

Exhibit 3 Standstill Agreement, dated August 24, 2001 between WP VIII and the Company.

Exhibit 4 Amendment to Rights Agreement dated August 24, 2001 between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Exhibit 5   Power of Attorney.